Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

August 30, 2021

Transformative Combination Creating a New Global Leader August 30, 2021

Safe Harbor / Disclaimers Cautionary Statement Regarding Forward-Looking Statements This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN, Inc.’s (“ADTRAN”) and ADVA Optical Networking SE’s (“ADVA”) control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo, Inc. (“Acorn HoldCo”) may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Safe Harbor / Disclaimers Non-GAAP Financial Measures In this presentation, in addition to GAAP financial results, ADTRAN and ADVA have provided non-GAAP financial measures including non-GAAP Gross Profit, adjusted EBITDA, and Free Cash Flow. These non-GAAP financial measures are provided to enhance the user’s understanding of our past financial performance and our prospects for the future. Our management team uses these non-GAAP financial measures in assessing ADTRAN’s performance, as well as in planning and forecasting future periods. These non-GAAP financial measures are not computed according to GAAP and the methods we use to compute them may differ from the methods used by other companies. Non-GAAP financial measures are supplemental, should not be considered a substitute for financial information presented in accordance with GAAP and should be read only in conjunction with ADTRAN’s consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures references are reconciled to their most directly comparable GAAP financial measures in the Appendix at the end of this presentation. Important Information for Investors and Stockholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo is expected to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA. Acorn HoldCo is also expected to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at www.acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at www.acorn-offer.com. Certain Information Regarding Participants ADTRAN, ADVA, Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Today’s Presenters Tom Stanton Chairman & CEO Mike Foliano CFO Brian Protiva CEO Uli Dopfer CFO

# Transformative Combination of ADTRAN and ADVA Creates a Global Leader

**Creating a leader in end-to-end fiber networking (from metro core to customer premises)**

ADTRAN® + ADVA™

*A leading global provider of fiber access, fiber extension and cloud-managed subscriber connectivity solutions*

*A leading global provider of metro WDM, data center interconnect, business ethernet, and network synchronization solutions*

| $7.1B | $1.2B | $183M | $52M |
|---|---|---|---|
| Combined Addressable Market Opportunity(1) | Combined LTM Revenue(2) | Combined LTM EBITDA(2)(3) | Anticipated Run Rate Synergies By Year 2 post-closing(4) |

Note: Figures are non-GAAP.

(1) Combined addressable market opportunity inclusive of Metro WDM & Business Ethernet and Passive Optical Networking for North America and EMEA.

(2) LTM period is for the twelve months ending June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021.

(3) Inclusive of $52 million annual run-rate pre-tax synergies. Please see appendix slides for Non-GAAP reconciliations.

(4) Represents annual run-rate pre-tax synergies.

5

# ADTRAN & ADVA By the Numbers

| | ADTRAN | ADVA (2) |
| --- | --- | --- |
| LTM Revenue(1) | $534M | $693M |
| Non-GAAP Gross Margin(1) | 43.0% | 44.6% |

**Revenue Mix By Geography(1)**


APAC
EMEA
5%
21%
74%
Americas


APAC
9%
Americas
29%
62%
EMEA

**Revenue Mix By Products(1)**


Traditional & Other
4%
Subscriber Solutions & Experience
36%
61%
Access & Aggregation


Network Synchronization
5%
Cloud Access (Business Ethernet)
25%
70%
Cloud Interconnect (Metro WDM)

**Revenue Mix By End-Markets(1)**


Enterprises
5%
Regional CSPs (3)
41%
Large CSPs (3)
54%


Regional CSPs (3)
21%
Large CSPs (3)
49%
Enterprises (3)
30%

Note: Please see appendix slides for Non-GAAP reconciliations.
(1) For the twelve months period ending on June 30, 2021.
(2) ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021.
(3) CSPs = Communications Service Providers. Large CSPs have more than 1M subs while Regional CSPs have less than 1M subs. Webscale ICPs included in Enterprises.

6

The Role of Fiber Networking Fiber networking – an essential foundation for the modern economy Homes and Businesses Cloud-managed Programmable  Fiber Network  Cloud Services SaaS-based Cloud Management: AI-Driven Insights, Orchestration and Optimization Programmable Network Insights Orchestration

The Global Fiber Opportunity Fiber Networking Everywhere Fiber build-outs for both last mile and middle mile are accelerating Fueled by universal coverage of high-speed broadband connectivity and 5G Unprecedented Investment Cycle in Fiber Pronounced increase in public and private funding for fiber networking U.S. and Europe significantly contributing to the recent surge in funding Technology Transition Cycle Adoption of open, disaggregated architectures and SaaS 100/400G in metro, 10G in access and Wi-Fi 6 on premise Supply Chain Transition Vendor selection activity at elevated levels Shift towards trusted suppliers with comprehensive portfolios

Compelling Transaction Rationale Enhances scale and improves ability to compete against other fiber networking vendors Increases potential to address expanding market opportunity and enhance position in high growth segments Builds joint offerings in high growth markets Enhanced Market Positioning 1 Creates a leader in open, disaggregated fiber networking solutions for metro edge and access Enhances customer value proposition with unique, highly complementary technology portfolio across metro edge, fiber access and subscriber connectivity Complementary Technology Portfolio 2 Complementary geographic focus with ADVA’s strong EMEA presence and ADTRAN’s strong US presence Combined customer and partner base provides a significantly expanded opportunity to accelerate growth via cross-selling Enhanced Go-To-Market Capabilities 3 Compelling cost synergies Significant supply chain efficiencies and optimization of the operating model Improved profitability Enhanced revenue growth profile Significant Value Creation 4

1 | Enhanced Market Positioning

# Expanding Fiber Networking Market Opportunity

**Significant expansion in addressable market with additional upside enabled by market growth factors**

## Expanded Addressable Market for Cross-Selling Opportunities


$7.1B
Metro WDM & Carrier Ethernet (1)
$4.4B
Passive Optical Networking (1)
$2.7B

**Current TAM for North America and EMEA (3)**

ADTRAN + ADVA

## Significant Opportunities for TAM Expansion

### United States

- **$45B** targeting broadband connectivity in proposed infrastructure bill
- **$11B** in broadband funding for RDOF (2) Phase 2
- **$10B+** in state level funding proposed for broadband

### Europe

- **$30B+** in public and private funding for fiber builds in the UK
- **$35B+** in government funding for high-speed broadband across the EU

(1) Source: Omdia: a) Broadband Access Equipment Q1 2021 market report, b) Optical Networks Forecast 2021–26, publ. June 2021, c) Service Provider Switching and Routing Forecast, publ. July 2021, company estimates.
(2) RDOF = Rural Digital Opportunity Fund.
(3) Representative of 2021 market opportunity for North America and EMEA regions.

10

Enhanced scale strengthens ability to capture opportunities in an evolving landscape ____________________ Source: Company filings, Company estimates. Nokia inclusive of fixed networks and optical networks segments only. Converted to USD from EUR at an exchange rate of 1.1417, the average exchange rate for the twelve months ending December 31, 2020. Fujitsu inclusive of optical transmission system segment only; converted to USD from JPY at an exchange rate of 0.0094, the average exchange rate for the twelve months ending December 31, 2020. Converted to USD from CNY at an exchange rate of 0.7463, the average exchange rate for the twelve months ending December 31, 2020. Converted to USD from INR at an exchange rate of 0.0135, the average exchange rate for the twelve months ending December 31, 2020. Increased Scale in Fiber Networking 1 Enhanced Market Positioning CY2020 Revenue (USD in billions) (1) (2) (3) (2) (2) (4) (5) (2) Select Competitors in Metro WDM and Fiber Access that Compete in Focus Markets

Leader in end-to-end fiber networking solutions Complete end-to-end fiber networking portfolio from metro edge to subscriber edge Market Leading Fiber Networking Portfolio 2 Complementary Technology Portfolio Metro WDM (100/400G) 10G Fiber Access Ethernet/WDM with network synchronization Business Ethernet Cloud-managed connectivity with Mesh Wi-Fi 6 DCI Fiber access & fiber extension Residential & enterprise connectivity Service orchestration & optimization Ê Metro DWDM including data center interconnect  Business ethernet & 5G X-haul  Network synchronization solutions SaaS: AI-driven insights, orchestration and optimization

Ê (1) ____________________ Note: Revenue mix for the twelve months period ended June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. CSPs = Communications Service Providers. Large CSPs have more than 1 million subscribers while Regional CSPs have less than 1 million subscribers. Webscale ICPs included in Enterprise. Revenue By Geography(1) Americas APAC EMEA Revenue By Products(1) Revenue By End-Markets(1) Enterprise (2) Large CSPs (2) Regional CSPs (2) Expanded Geographic and Capabilities Presence 3 Enhanced Go-To-Market Capabilities Combined organization will have a more-comprehensive product portfolio and diversified customer base Cloud Interconnect (Metro DWDM) Broadband Access & Aggregation Subscriber Solutions & Experience Other Cloud Access (Business Ethernet) Network Sync

$M, for the 12 months ended 6/30/2021 ____________________ Note: Dollars in millions. Figures are non-GAAP. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021. Represents annual run-rate pre-tax synergies. Please see appendix slides for Non-GAAP reconciliations. Free Cash Flow is defined as cash flow from operations less capital expenditures. Assumes 21% tax rate on synergies for purposes of combined free cash flow. Compelling Synergies and Pro Forma Financial Profile 4 Significant Value Creation Combined (including run-rate synergies) (1) Synergies $52 million run-rate cost synergies by year 2 post closing(2) Driven by supply chain efficiencies and optimization of operating model Detailed plan to ensure realization Enhanced scale, margins and free cash flow improves strategic flexibility Shareholder Value Creation $183 14.9% $39 7.3% $92 13.3% $52 Adj. EBITDA(3) Margin % $1,227 $534 $693 – Revenue Free Cash Flow(3)(4) $147 ($5) $111 (5) $41

Transaction Summary Transaction Structure All-stock exchange offer, with ADVA shareholders receiving 0.8244x of a share in a newly formed holding company for each ADVA share Equivalent to €14.98 per ADVA share based on ADTRAN’s 3-month VWAP as of August 27, 2021 Represents a premium of 22% to ADVA’s 3-month VWAP for the same time period, an equity value of €789 million, and an enterprise value of €759 million for an implied multiple of 1.3x LTM Revenue ADTRAN shareholders to own 54% and ADVA shareholders to own 46% of the combined company, assuming a tender of 100% of ADVA shares Intention to pursue a delisting and squeeze-out, in coordination with the ADVA Management and Supervisory Boards, following settlement of the offer or at a later date Leadership and Governance Chairman and CEO: Tom Stanton Executive Vice Chairman: Brian Protiva CFO: Mike Foliano CTO: Christoph Glingener Board of Directors: Nine directors, six of which will be directors designated by ADTRAN, and three of which will be designated by ADVA Corporate Structure Approvals and Timing Combined company will operate as ADTRAN Holdings, Inc. Global headquarters located in Huntsville, Alabama with European headquarters in Munich, Germany Dual listing on the NASDAQ and Frankfurt Stock Exchange Unanimously approved and recommended by ADTRAN Board of Directors and ADVA Management and Supervisory Boards Transaction subject to satisfaction of 70% minimum ADVA acceptance threshold and approval of ADTRAN shareholders 13.7% already secured via irrevocable undertaking from Egora, ADVA‘s largest shareholder Only shareholders who tender into the offer will benefit from the meaningful value creation of the combination Expected close in Q2 / Q3 2022, subject to regulatory approvals and other customary closing conditions

Massive Secular Tailwinds Support Timing of Merger Digital Transformation Accelerated By Pandemic U.S. Federal Stimulus Legislation FCC’s Rural Digital Opportunity Fund (RDOF) Ongoing Shift By CSPs to Western Suppliers 5G Deployments Upgrade Cycle Driven By Remote Home Working Environments Ê ADTRAN Logo Redacted ADVA Logo Redacted Combined company will be well positioned to capitalize on the unprecedented investment cycle in fiber networking

File S-4 and Proxy Statement (US) 1 File Offer Document and Listing Prospectus (Germany) 2 ADVA Exchange Offer Acceptance Period and ADTRAN Shareholder Vote 3 Closing 4 Imminently October Q4 2021 / Q1 2022 Q2 2022 / Q3 2022 Subject to Receipt of Required Regulatory Approvals and Other Customary Closing Conditions Appendix Anticipated Transaction Timeline

Appendix ADTRAN Non-GAAP Reconciliation ____________________ Note: Dollars in millions. LTM for the twelve months period ending on June 30, 2021.

Appendix (Cont’d) ADVA Non-GAAP Reconciliation ____________________ Note: Dollars in millions. LTM for the twelve months period ending on June 30, 2021. ADVA financials converted to USD from EUR at an exchange rate of 1.1929, the average exchange rate for the twelve months ending June 30, 2021.